Exhibit 12.1


                       RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges for the periods indicated. We do not show information for periods prior to the year ended March 26, 1996 because information reflecting what our expenses would have been as an independent company are not available. Prior to the spin-off from Anheuser-Busch in 1996, Anheuser-Busch provided funds to Earthgrains by intercompany advances, without interest charges. We have computed these ratios by dividing earnings available for fixed charges (income before income taxes plus fixed charges) by fixed charges (interest expense plus that portion of rental expenses deemed to represent interest).

Computation of The Earthgrains Company Ratio of Earnings to Fixed Charges - Historical
     (Dollars in millions, except ratios)


                                           Forty Weeks Ended                                  For the Years Ended
                                   ---------------------------------  --------------------------------------------------------------
                                                                                                                      March 26, 1996
                                   January 4, 2000  January 5, 1999   March 30, 1999  March 31, 1998  March 25, 1997  (pro forma)
                                   ---------------  ---------------   --------------  --------------  -------------- ---------------
Earnings before income taxes            75.8             62.7             59.9           62.0             22.7          (39.0)
     Capitalized interest               (0.7)            (0.7)            (1.0)          (0.7)            (0.8)          (1.0)
                                       -----            -----            -----          ------           ------         -----
     Total                              75.1             62.0             58.9           61.3             21.9          (40.0)
                                       =====            =====            =====          =====            =====          =====
Fixed Charges:
     Interest Expense                   18.9             15.1             19.5            8.2              6.3            7.0
     Debt Issuance Expense               0.0              0.0              0.0            0.0              0.0            0.5
     1/3 of Rent Expense                 4.7              4.0              5.7            4.3              3.9            4.9
                                       -----            -----            -----          -----            -----          -----
     Total                              23.6             19.1             25.2           12.5             10.2           12.4
                                       =====            =====            =====          =====            =====          =====
Earnings before income taxes
and Fixed Charges                       98.7             81.1             84.1           73.8             32.1          (27.6)
                                       =====            =====            =====          =====            =====          =====
Ratio of Earnings to Fixed Charges       4.2 (1)          4.3(1)           3.3(1)         5.9              3.1(1)             (1)(2)
                                       =====            =====            =====          =====            =====          =====


 (1) These calculations reflect certain non-recurring items. The forty weeks ended January 4, 2000 include a $2.3 million pre-tax provision for restructuring; the forty weeks ended January 5, 1999 include an $8.4 million pre-tax provision for restructuring and a $1.7 million pre-tax nonoperating gain on the sale of property; fiscal 1999 includes a $28.0 million pre-tax provision for restructuring, a $2.5 million pre-tax nonoperating gain on the sale of property and a $2.0 million one-time tax benefit; fiscal 1997 includes a $12.7 million pre-tax provision for restructuring; fiscal 1996 includes a $3.0 million pre-tax provision for restructuring, a $7.8 million pre-tax charge for the Spanish work force reduction program and a $7.6 million pre-tax charge for a legal settlement and other non-recurring costs. If these non-recurring items were excluded, the ratios would be 4.3x for the forty weeks ended January 4, 2000, 4.6x for the forty weeks ended January 5, 1999, 4.3x for the year ended March 30, 1999 and 4.4x for the year ended March 25, 1997, and the deficiency (pro forma) for the year ended March 26, 1996 would be approximately $21.6 million.
(2) As a result of the historical loss incurred and incremental pro forma adjustments to represent Earthgrains as an independent company for this period, earnings were less than fixed charges for the year ended March 26, 1996. The coverage deficiency was approximately $40.0 million.